Venus Concept Inc.
235 Yorkland Blvd., Suite 900
Toronto, Ontario M2J 4Y8

July 24, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Venus Concept Inc.
Registration Statement on Form S-1
Initially filed on June 20, 2025, as amended on July 24, 2025
File No. 333-288215

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:30 p.m. EST on July 28, 2025, or as soon thereafter as is practicable.

Very truly yours,

Venus Concept Inc.

By:		/s/ Michael Mandarello
	Name:	Michael Mandarello
	Title:	Chief Legal Officer & Head of Strategy & Operations

cc: Dorsey & Whitney LLP